15046806

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Integrity Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

North Main Street
(No. and Street)

Minot	ND	58703
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon Radke 701-858-1590
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon Radke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Funds Distributor, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

On February 26, 2015, Shannon Radke personally appeared before me.

[signature]
Signature

President/CEO
Title

[signature: Carla Brown]
Notary Public

CARLA BROWN
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY FUNDS DISTRIBUTOR, LLC.

(A WHOLLY-OWNED SUBSIDIARY OF
CORRIDOR INVESTORS, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2014

WITH

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Funds Distributor, LLC

We have audited the accompanying financial statements of Integrity Funds Distributor, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Integrity Funds Distributor, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

Abington, Pennsylvania
February 25, 2015

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	1,720,964
Accounts and commissions receivable		501,466
Deferred sales commissions		305,374
Prepaid assets		26,868
TOTAL ASSETS	$	2,554,672

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions and fees payable	$	370,742
Accounts payable		8,167
Accrued expenses		125,338
TOTAL LIABILITIES		504,247
MEMBER'S EQUITY		2,050,425
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,554,672

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

INCOME		
Fee income	$	5,208,026
Commission and underwriting income		1,657,481
Total income		6,865,507
EXPENSES		
Commission and fee expense		1,557,565
Professional fees		11,458
Advertising and promotion		52,318
Printing and postage		41,245
Dues and subscriptions		7,063
License, fees, and registrations		35,388
Compensation and benefits		1,831,453
Meals, lodging, and entertainment		251,518
Equipment rental and management fee		189,743
Insurance		1,769
Rent		9,600
Revenue sharing		99,767
Phone		18,616
Office supplies		15,166
Other expenses		19,278
Total expenses		4,141,947
NET INCOME	$	2,723,560

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity
BALANCE, JANUARY 1, 2014	$1,326,864
Distributions	(2,000,000)
Net income	2,723,560
BALANCE, DECEMBER 31, 2014	$2,050,424

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,723,560
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects on operating cash flows due to changes in:		
Accounts and commissions receivable		(99,491)
Amortization of deferred sales commissions		(305,374)
Prepaid assets		(4,909)
Commissions and fees payable		62,281
Accounts payable and accrued expenses		68,332
Net cash provided by operating activities	$	2,444,399
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	$	(2,000,000)
Net cash used by financing activities	$	(2,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	444,399
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,276,565
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,720,964

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Integrity Funds Distributor, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, LLC and Viking Fund Management, LLC are also wholly-owned subsidiaries of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds".

Cash and Cash Equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Deferred Sales Commissions – Sales commissions paid to financial advisers and broker-dealers on shares sold without a frontend sales charge to investors are generally capitalized and amortized over the periods in which they are generally recovered from related revenues.

Concentrations - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes – No provision for income taxes is required since the members of Corridor Investors, LLC (the "Parent") report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or loss is proportionately allocated to the members of Corridor Investors, LLC based on their ownership interests. As a limited liability company, the members' liability is limited. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence.

Revenue Recognition - 12b-1 and underwriting fee revenue is recognized in the period in which it is earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **CONCENTRATION OF CREDIT RISK**

The Company maintains cash on deposit, insured by the FDIC up to $250,000. At December 31, 2014 the company had approximately $1,486,313 in uninsured cash balances.

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, LLC, Corridor Investors, LLC and the Funds are summarized below:

		2014
Commission and other fee income from the Funds	$	6,858,957
Commission fees paid to the Funds	$	463,511
Compensation and benefits paid to Corridor Investors, LLC	$	1,214,253
Management and equipment rental fees paid to Corridor Investors, LLC	$	152,000
Rent paid to Corridor Investors, LLC	$	9,600
Other expenses paid to Corridor Investors, LLC	$	11,878

There was a total receivable of $500,921 due from the Funds on December 31, 2014.

Corridor Investors, LLC purchased its facility on March 30, 2012. Integrity Funds Distributor, LLC entered into an expense sharing agreement with Corridor Investors, LLC on July 21, 2010. The terms of the agreement require that a monthly facility expense of $2,400 shall be shared equally among Viking Fund Management, LLC, Integrity Fund Services, LLC, and Integrity Funds Distributor, LLC. Corridor Investors, LLC is the owner of all equipment and furniture in use by the subsidiaries and charges a monthly equipment and furniture rental expense of $1,000 to Integrity Funds Distributor, LLC. The agreement also requires a monthly management fee to be charged to Integrity Funds Distributor, LLC of $11,667 as a result of the management and administrative compensation costs paid by Corridor Investors, LLC for management and administrative services provided to the subsidiary company.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,216,717, which was $1,183,101 in excess of its minimum required net capital of $33,616. The Company's net capital ratio was 0.414 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $17,079 for the year ended December 31, 2014.

NOTE 7 - **INCOME TAXES**

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax return of Corridor Investors, LLC (the "Parent") consolidated with its subsidiaries are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 - **SUBSEQUENT EVENTS**

No significant events occurred subsequent to the Company's year-end. Subsequent events have been evaluated through February 25, 2015, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITITES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2014

NET CAPITAL		
Total member's equity	$	2,050,425
Less non-allowable assets:		
Prepaid assets		(26,868)
Accounts and commissions receivable		(501,466)
Deferred sales commissions		(305,374)
Net capital	$	1,216,717
AGGREGATE INDEBTEDNESS		
Commission and fees payable	$	370,742
Accrued expenses and accounts payable		133,505
Total aggregate indebtedness	$	504,247
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement[1]	$	33,616
Excess net capital at 1500%[2]	$	1,183,101
Excess net capital at 1000%[2]	$	1,166,292
Ratio: Aggregate indebtedness to net capital		0.414 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	1,216,717
Net audit adjustments to allowable assets		-
Net capital per above	$	1,216,717

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$	33,616
1000%	$	50,425

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Integrity Funds Distributor, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which Integrity Funds Distributor, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and the Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 25, 2015

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2014

Management has concluded that the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Management has also concluded that the Company, to the best of its knowledge and belief, has met the identified exemption provisions throughout the most recent fiscal year without exception.

Shannon Radke - President/CEO